UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF NOVEMBER 2013

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

The unaudited interim consolidated financial statements at June 30, 2013 and for the six months ended June 30, 2013 and 2012, the notes thereto and the Operating and Financial Review and Prospects for said period of Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) and its subsidiaries are furnished herewith as Exhibits 99.1, 99.2 and 99.3. Such financial statements and discussion and analysis are incorporated by reference herein and in Xinyuan’s Registration Statement on Form S-8 (Registration Number 333-152637) and any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of Xinyuan’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission. This Form 6-K shall be deemed a part of each such document from the date on which this Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

TABLE OF CONTENTS

		Page
Signature		3
Exhibit Index		4
Exhibit 99.1	Unaudited interim consolidated financial statements at June 30, 2013 and for the six months ended June 30, 2013 and 2012 of Xinyuan Real Estate Co., Ltd. and its Subsidiaries
Exhibit 99.2	Selected consolidated financial data at June 30, 2013 and December 31, 2012 and for the six months ended June 30, 2013 and 2012 of Xinyuan Real Estate Co., Ltd. and its Subsidiaries
Exhibit 99.3	Operating and Financial Review and Prospects at June 30, 2013 and for the six months ended June 30, 2013 and 2012 of Xinyuan Real Estate Co., Ltd. and its Subsidiaries
Exhibit 101	The following financial statements as of and for the six months ended June 30, 2013 from the Company’s Report on Form 6-K for the month of November 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed consolidated balance sheets as of December 31, 2012 (audited) and June 30, 2013 (unaudited), (ii) Condensed consolidated statements of comprehensive income for the six months ended June 30, 2012 and 2013 (unaudited), (iii) Condensed consolidated statements of cash flows for the six months ended June 30, 2012 and 2013 (unaudited), and (iv) Notes to unaudited condensed consolidated financial statements for the six months ended June 30, 2012 and 2013.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Xinqi Wang
Name:	Xinqi Wang
Title:	Chief Executive Officer

Date: November 1, 2013

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Unaudited interim consolidated financial statements at June 30, 2013 and for the six months ended June 30, 2013 and 2012 of Xinyuan Real Estate Co., Ltd. and its Subsidiaries

99.2	Selected consolidated financial data at June 30, 2013 and December 31, 2012 and for the six months ended June 30, 2013 and 2012 of Xinyuan Real Estate Co., Ltd. and its Subsidiaries

99.3	Operating and Financial Review and Prospects at June 30, 2013 and for the six months ended June 30, 2013 and 2012 of Xinyuan Real Estate Co., Ltd. and its Subsidiaries

101	The following financial statements as of and for the six months ended June 30, 2013 from the Company’s Report on Form 6-K for the month of November 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed consolidated balance sheets as of December 31, 2012 (audited) and June 30, 2013 (unaudited), (ii) Condensed consolidated statements of comprehensive income for the six months ended June 30, 2012 and 2013 (unaudited), (iii) Condensed consolidated statements of cash flows for the six months ended June 30, 2012 and 2013 (unaudited), and (iv) Notes to unaudited condensed consolidated financial statements for the six months ended June 30, 2012 and 2013.

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